

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2013

Via E-mail
Mr. Xiang Wei
Chief Executive Officer
Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

Re: Wonder International Education & Investment Group Corporation
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
Filed July 25, 2013
File No. 333-163635

Dear Mr. Wei:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Exhibit 99.1 Audited Financial Statements of Anhui Wonder University of Information Engineering

Audit Report

1. The report indicates that the financial statements are audited following the Chinese Certified Public Accountants Auditing Standards. Financial statements included in your document must be audited in accordance with standards of the PCAOB or the AICPA.

Please amend your filing to include an audit opinion that refers to US generally accepted auditing standards or PCAOB standards.

2. The audit report contains numerous sentences that are incomplete or not grammatically correct. Please provide a legible audit opinion for Anhui Wonder University of Information Engineering that is correctly translated into English.

3. You disclose in Note 1 that the financial statements are prepared in accordance with Accounting Standards for Business Enterprises – Basic Standards issued in 2006. The audit report describes the basis of accounting as prepared and presented in accordance with the provisions of the corporate accounting standards and corporate accounting system. Please clarify whether these both refer to the same accounting standards and also clarify whether these are considered generally accepted Chinese accounting standards.

Financial Statements of Anhui Wonder University of Information Engineering

4. The reconciliation of Anhui Wonder University of Information Engineering financial statements to US GAAP and the related financial statement disclosures must be included in the notes to the financial statements and audited by the independent accounting firm. Please revise accordingly and confirm to us that the reconciliation has been audited.

5. The notes to the financial statements contain numerous sentences that are incomplete or not grammatically correct. Please revise the disclosures to provide an accurate translation in English.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director